SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                              Chromcraft Revington, Inc.
-------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    171117104
-------------------------------------------------------------------------
                                 (CUSIP Number)


                               Kenneth R. Skarbeck
                        c/o Aldebaran Capital, L.L.C.
                       10293 N. Meridian St., Ste. 100
                             Indianapolis, IN  46290
                                 (317) 818-7827

-------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 29, 2008
-------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


----------


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  171117104
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aldebaran Capital, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     472,943

9.   SOLE DISPOSITIVE POWER

     0
10.  SHARED DISPOSITIVE POWER

     472,943

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     472,943

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON

     IA

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kenneth R. Skarbeck

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     472,943

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     472,943

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     472,943

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.   171117104
            ---------------------

-------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Chromcraft Revington, Inc. (the "Issuer"). The address of the Issuer's offices is 1330 Win Hentschel Blvd., Suite 250, West Lafayette, Indiana 47906. This Schedule 13D relates to the Issuer's Common Stock, $.01 par value (the "Shares").

-------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by Aldebaran Capital, L.L.C., an Indiana limited liability company ("Aldebaran"), and Kenneth R. Skarbeck, a United States citizen (collectively with
Aldebaran, the "Reporting Persons").

     The principal business address of the Reporting Persons is 10293 N. Meridian St., Suite, 100, Indianapolis, Indiana 46290.

     Kenneth R. Skarbeck is the managing member of Aldebaran, an investment advisory firm that acts as advisor to individuals and institutions.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from managed accounts over which Kenneth R. Skarbeck, through his role at Aldebaran, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

-------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their shares in the Issuer for investment purposes. The Reporting Persons evaluate their investment in the shares on a continual basis. Except as set forth herein, the Reporting Persons have no present plans or specific proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, other than the suggestion that the Issuer consider a transaction listed in Item 4(b) as described below and in Exhibit B. However, the Reporting Persons reserve the right, at any time in the future and from time to time, to consider various courses of action that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and engage in discussions with the Chromcraft management and directors as well as with other holders of Common Stock. On October 29, 2008, Aldebaran sent a letter to the Chairman of the Chromcraft Corporate Governance Committee suggesting that if business does not improve, that the Board consider the sale or liquidation of the Issuer, the complete text of which is filed herewith as Exhibit B and incorporated into this Item 4 in its entirety.

-------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer.

(a-e) As of the date hereof, Aldebaran may be deemed to be the beneficial owner of 472,943 Shares (7.7%) of the Issuer and Kenneth R. Skarbeck may be deemed to be the beneficial owner of 472,943 Shares (7.7%)of the Issuer, based upon the 6,136,209 Shares outstanding as of July 30, 2008, according to the Issuer.

     Aldebaran has the sole power to vote or direct the vote of 0 Shares, and Kenneth R. Skarbeck has the sole power to vote or direct the vote of 0 Shares to which this filing relates. Aldebaran has the shared power to vote or direct the vote of 472,943 Shares, and Kenneth R. Skarbeck has the shared power to vote or direct the vote of 472,943 Shares to which this filing relates.

     Aldebaran has the sole power to dispose or direct the disposition of 0 Shares, and Kenneth R. Skarbeck has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. Aldebaran has the shared power to dispose or direct the disposition of 472,943 Shares, and Kenneth R. Skarbeck has the shared power to dispose or direct the disposition of 472,943 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares during the 60 days prior to October 29, 2008 by the Reporting Persons are set forth in Exhibit C and were effected in the open market.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

-------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

-------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement
              as required by Rule 13d-1(k) under the Securities Exchange
		   Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A letter to the Issuer suggesting that the Issuer consider
		   the sale or liquidation of the Issuer if business conditions do not improve, is filed herewith as Exhibit B.

Exhibit C      A description of the transactions in the Shares that were
	         effected by the Reporting Persons during the 60 days prior to October 29, 2008 is filed herewith as Exhibit C.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 29, 2008
-----------------------
(Date)


Aldebaran Capital, L.L.C.

By:  /s/ Kenneth R. Skarbeck
     ----------------------
Name: Kenneth R. Skarbeck
Title: Managing Member



/s/ Kenneth R. Skarbeck
---------------------------
    Kenneth R. Skarbeck



                                    Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated October 29, 2008 relating to the Common Stock, $.01 par value of Chromcraft Revington, Inc. shall be filed on behalf of the undersigned.


Aldebaran Capital, L.L.C.

By:  /s/ Kenneth R. Skarbeck
     ----------------------
Name: Kenneth R. Skarbeck
Title: Managing Member


/s/ Kenneth R. Skarbeck
---------------------------
    Kenneth R. Skarbeck

October 29, 2008







Exhibit B


October 29, 2008

Chromcraft Revington, Inc.
Attention: Chairman of the Nominating and
Corporate Governance Committee
1330 Win Hentschel Boulevard, Suite 250
West Lafayette, IN  47906



Dear Mr. Chairman:



Aldebaran Capital, LLC is an Indiana limited liability company and
registered investment advisor.   As noted in our recent filing, we have
acquired 7.7% of the outstanding shares of Chromcraft Revington, Inc.

We have followed the transformation of the company over the past few years, as Chromcraft has undergone a major change in its business model. As security analysts, we recognize the challenges the company has faced in implementing its plan. In addition, we fully understand that current economic conditions are causing the task to be even more difficult.

However, the company is nearly three years into restructuring maneuvers that were begun in 2006. Along the way, Chromcraft has incurred significant losses and continues to accrue costs attendant with these changes. As shareholders, we believe that it is time for the company to demonstrate that these actions are bearing fruit.

In our opinion, if the company is unable to promptly stabilize its business and rationalize its cost structure, we believe that the Board should consider either: a) the sale of the company or, b) undertake an orderly liquidation of the company assets.

We look forward to speaking with you further about Chromcraft.



Sincerely,


Kenneth R. Skarbeck
Managing Member,
Aldebaran Capital, LLC








Exhibit C



               Transactions in the Shares -- The Reporting Persons Aldebaran Capital, L.L.C.




Purchase/Sale	Trade Date	Number of Shares		Price per Share


Purchase		9/5/2008		3,000				$2.70
Purchase		9/5/2008		  800				$2.72
Purchase		9/5/2008		1,000				$2.72
Purchase		9/5/2008		  600				$2.72
Purchase 		9/5/2008		1,000				$2.72
Purchase		9/5/2008		1,800				$2.70
Purchase		9/5/2008		  800				$2.72
Purchase		9/25/2008		  200 				$1.89
Purchase		9/25/2008		  300				$1.86
Purchase		9/25/2008		  450				$1.83
Purchase		9/25/2008		  400				$1.82
Purchase		9/25/2008		  300				$1.86
Purchase		9/25/2008		  400				$1.82
Purchase		9/25/2008		  200				$1.89
Purchase		9/25/2008		  350				$1.85
Purchase		9/25/2008		  350				$1.85
Purchase		9/25/2008		  200				$1.85
Purchase		9/25/2008		  150				$1.92
Purchase		9/30/2008		3,000				$1.21
Purchase		9/30/2008		1,000				$1.23
Purchase		9/30/2008		2,500				$1.21
Purchase		9/30/2008		1,500				$1.21
Purchase		9/30/2008		3,865				$1.21
Purchase		9/30/2008		1,000				$1.22
Purchase		9/30/2008		  900				$1.23
Purchase		9/30/2008		  900				$1.23
Purchase		9/30/2008		1,000				$1.22
Purchase		9/30/2008   	  	900				$1.23
Purchase		9/30/2008		3,000				$1.21
Purchase		9/30/2008		2,000				$1.22
Purchase		9/30/2008		1,000				$1.23
Purchase		9/30/2008	        1,000				$1.23
Purchase 		9/30/2008		1,000				$1.23
Purchase		10/6/2008		2,000				$0.96
Purchase		10/6/2008		  650				$0.98
Purchase		10/6/2008		1,000				$0.97
Purchase		10/6/2008		  700				$0.98
Purchase		10/6/2008		1,000				$0.98
Purchase		10/6/2008		1,000				$0.98
Purchase		10/6/2008		1,000				$0.98
Purchase		10/6/2008		  650				$0.98
Purchase		10/7/2008		  400				$1.05
Purchase		10/7/2008  		  500 				$1.04
Purchase		10/7/2008		1,000				$1.02
Purchase		10/7/2008     		  250  				$1.08
Purchase		10/7/2008		1,200				$1.02
Purchase		10/7/2008		  500				$1.04
Purchase		10/7/2008		  500				$1.03
Purchase		10/7/2008		  550				$1.02
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.82
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		4,000				$0.82
Purchase		10/9/2008		2,000				$0.82
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.82
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		2,000				$0.82
Purchase		10/9/2008		1,500				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,000				$0.82
Purchase		10/9/2008		1,000				$0.83
Purchase		10/9/2008		1,500				$0.82
Purchase		10/17/2008		1,200				$0.71
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		1,500				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		  600				$0.72
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		2,000				$0.69
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,200				$0.71
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		2,000				$0.70
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,200				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008	 	1,200				$0.70
Purchase		10/17/2008		1,200				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		  500				$0.73
Purchase		10/17/2008		  800 				$0.71
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.70
Purchase		10/17/2008		1,000				$0.71
Purchase		10/17/2008		2,000				$0.69
Purchase		10/17/2008		2,000				$0.69
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		1,500				$0.48
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		3,000				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		2,000				$0.47
Purchase		10/20/2008		4,500				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		3,000				$0.47
Purchase		10/20/2008		2,000				$0.47
Purchase		10/20/2008		3,000				$0.47
Purchase		10/20/2008		3,000				$0.47
Purchase		10/20/2008	       10,000				$0.47
Purchase		10/20/2008		3,500				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		2,000				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		1,500				$0.48
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008	       11,159				$0.47
Purchase		10/20/2008		2,000				$0.47
Purchase		10/20/2008		5,000				$0.47
Purchase		10/20/2008		4,000				$0.42
Purchase		10/21/2008		1,570				$0.51
Purchase		10/22/2008		4,000				$0.50
Purchase		10/22/2008		2,200				$0.50
Purchase		10/22/2008		2,000				$0.51
Purchase		10/22/2008		3,000				$0.51
Purchase		10/22/2008		3,000				$0.51
Purchase		10/22/2008		2,000				$0.50
Purchase		10/22/2008		3,000				$0.51
Purchase		10/22/2008		1,500				$0.51
Purchase		10/22/2008		2,000				$0.50
Purchase		10/22/2008		3,000				$0.51
Purchase		10/22/2008		2,000				$0.51
Purchase		10/22/2008		2,000				$0.50
Purchase		10/23/2008		3,900				$0.49
Purchase		10/23/2008		4,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		4,000				$0.47
Purchase		10/24/2008		3,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		2,000				$0.48
Purchase		10/24/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		3,000				$0.47
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		2,000				$0.47
Purchase		10/27/2008		6,000				$0.47
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		2,000				$0.47
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.48
Purchase		10/27/2008		1,000				$0.49
Purchase		10/27/2008		2,000				$0.47
Purchase		10/27/2008		2,000				$0.47
Purchase		10/27/2008		2,000				$0.47